Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-193695-02 on Form S-3 of (1) our report relating to the consolidated financial statements of CenterPoint Energy Houston Electric, LLC and subsidiaries dated February 26, 2016, (May 12, 2016 as to the effects of the restatement discussed in Note 12 to the consolidated financial statements), which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement discussed in Note 12 and (2) our report related to the financial statement schedule of CenterPoint Energy Houston Electric, LLC and subsidiaries dated February 26, 2016, appearing in the Annual Report on Form 10-K/A of CenterPoint Energy Houston Electric, LLC and subsidiaries for the year ended December 31, 2015.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
May 12, 2016